

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Huang Fang
Chief Executive Officer
Maitong Sunshine Cultural Development Co., Ltd
Room 202, Gate 6, Building 9, Yayuan
Anhui Beili, Chaoyang District, Beijing, China

> **Re: Maitong Sunshine Cultural Development Co., Ltd**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2024**
> **File No. 333-276152**

Dear Huang Fang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 1 and reissue it in part. Please expand the disclosure in your Prospectus Summary with respect to the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors
Risks of Doing Business in the PRC, page 25

2. We note your response to prior comment 2 and reissue it in part. Given the Chinese government's significant oversight and discretion over the conduct and operations of your

business, please highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

General

3. We note your response to prior comment 6 and reissue it. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.

4. We note your revised disclosure in response to prior comment 7 that the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies at present require only reporting by the parent of a Chinese operating company that offers securities on an offshore securities market, and at the present time, you are not subject to the filing requirements in the Trial Measures because you are not making this offering on an established securities market. With respect to your belief that you are not required to complete the filing with the CSRC for this offering, please disclose how you reached such conclusion, including whether you are relying on the opinion of counsel. If you are relying on the opinion of counsel for such conclusion, please identify counsel in the registration statement, and file a consent from counsel.

Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Brantl, Esq.